SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated June 30, 2006 in relation to the acquisition of an additional 5.11% interest in Hutchison Essar Limited.

1.2	Press release dated June 30, 2006 in relation to the acquisition of an additional 5.11% interest in Hutchison Essar for US$450 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION

The Board is pleased to announce that on 30 June 2006, HT India, an indirect wholly owned subsidiary of the Company, entered into conditional agreements to acquire the entire issued share capital of ITNL, a company holding 5.11% of the issued share capital of Hutchison Essar for an aggregate consideration of US$450 million (or approximately HK$3,495 million).

To the best knowledge, information and belief of the Directors, after all reasonable enquiry, the Vendors and the ultimate beneficial owners of the Vendors are independent of the Company and of the connected persons of the Company.

The Acquisitions, on an aggregate basis, constitute a discloseable transaction for the Company under the Listing Rules. A circular providing details of the Acquisitions will be despatched to the Shareholders in accordance with the relevant requirements of the Listing Rules.

The Board is pleased to announce that on 30 June 2006, HT India, an indirect wholly owned subsidiary of the Company, entered into conditional Share Purchase Agreements for the acquisition of the entire issued share capital of ITNL for an aggregate consideration of US$450 million (or approximately HK$3,495 million). ITNL is a holding company for 21,163,258 shares in Hutchison Essar, representing 5.11% of its issued share capital. Hutchison Essar is a leading telecommunications company in India and a subsidiary of the Company.

SHARE PURCHASE AGREEMENTS

On 30 June 2006, the following conditional agreements for the sale and purchase of shares in ITNL were entered into:

Vendor	Purchaser	Percentage interest in total issued share capital of ITNL	Cash consideration for the sale of shares in ITNL
Hinduja TMT	HT India	47.89%	US$193,380,115 (or approximately HK$1,502 million)

InNetwork Entertainment	HT India	6.32%	US$25,508,553 (or approximately HK$198 million)

Kumbat	HT India	8.46%	US$42,687,946 (or approximately HK$332 million)

Pacific Horizon	HT India	37.33%	US$188,423,386 (or approximately HK$1,463 million)

Total		100%	US$450 million (or approximately HK$3,495 million)

The above consideration amounts were arrived at after arm’s length negotiations between the parties to the relevant Share Purchase Agreements and having regard to recent appropriate market comparables in India and other overseas markets.

Consideration is payable in full in cash on Completion.

Under the HTMT and INE Share Purchase Agreements, HT India has agreed with the relevant Vendors to either itself acquire or procure a third party to acquire the HTMT and INE Stake.

Conditions Precedent and Completion

Completion under each of the Share Purchase Agreements is conditional upon the satisfaction or waiver by the relevant party of a number of conditions including all representations and warranties of the Vendors or the Purchaser remaining true and accurate at Completion.

Completion of the Acquisitions of the Pacific Horizon and Kumbat Stake took place on 30 June 2006 and completion of the Acquisitions of the HTMT and INE Stake shall take place no later than 60 days after signing of the HTMT and INE Share Purchase Agreements. If any of the Conditions is not satisfied or waived by the relevant party within 60 days of signing of the HTMT and INE Share Purchase Agreements, the HTMT and INE Share Purchase Agreements will terminate automatically and the Acquisitions of the HTMT and INE Stake will not proceed.

Assets to be acquired

The unaudited accounts of ITNL indicate that ITNL’s only substantial assets are 21,163,258 shares in Hutchison Essar, representing 5.11% of the issued share capital of Hutchison Essar. The Company has also been provided with the following financial information in relation to ITNL by the Vendors.

For the financial year ended 31 March 2005, the audited profit before tax and audited profit after taxation and extraordinary items of ITNL were approximately INR2,768 million (approximately HK$464 million) and INR2,550 million (approximately HK$428 million) respectively. For the financial year ended 31 March 2006, the unaudited losses before taxation and unaudited losses after taxation and extraordinary items of ITNL were approximately INR4 million (approximately HK$0.6 million) and INR8 million (approximately HK$1.3 million) respectively.

The unaudited net asset value of ITNL as at 31 March 2006 was approximately INR5,250 million (approximately HK$881 million). ITNL unaudited March 2006 accounts state that they were prepared in accordance with generally accepted accounting principles applied in India. ITNL audited March 2005 accounts state that they were prepared in accordance with generally accepted accounting principles applied in India and their audit was conducted in accordance with auditing standards generally accepted in India.

For the financial year ended 31 December 2004, the audited profit before tax and audited profit after taxation and extraordinary items of Hutchison Essar were approximately INR3,100 million (approximately HK$520 million) and INR2,541 million (approximately HK$426 million) respectively. For the year ended 31 December 2005, the audited consolidated profit before tax and audited consolidated profit after taxation and extraordinary items of Hutchison Essar were approximately INR9,181 million (approximately HK$1,540 million) and INR9,510 million (approximately HK$1,595 million) respectively.

The audited consolidated net asset value of Hutchison Essar as at 31 December 2005 was approximately INR89,101 million (approximately HK$14,947 million). Hutchison Essar’s accounts were prepared in accordance with generally accepted accounting principles applied in India and their audit was conducted in accordance with auditing standards generally accepted in India.

INFORMATION ABOUT THE PARTIES

Each Vendor represents that ITNL is an investment holding company incorporated in India currently holding 21,163,258 shares in Hutchison Essar, representing 5.11% of its issued share capital; and the Vendors are investment holding companies.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiry, the Vendors and the respective ultimate beneficial owners of each of the Vendors, are independent of the Company and of the connected persons of the Company.

REASONS FOR, AND THE BENEFITS OF, THE ACQUISITION

The Group presently has a 42.34% of the issued share capital of Hutchison Essar and an additional interest arising from its 37.25% shareholding in a company which, together with its subsidiaries, holds 19.54% interest in Hutchison Essar. Details of such shareholding structure were more particularly described in the Company’s announcement and circular to Shareholders of 1 March 2006 and 23 March 2006 respectively. Hutchison Essar and its subsidiaries are engaged in mobile telecommunications businesses in India which are growing rapidly and already contribute a significant proportion of the Group’s revenues and assets. The Acquisitions will result in the Group increasing its interest in Hutchison Essar consistent with the Group’s strategy of investing in high growth markets. Upon completion of all the Acquisitions, the Company will have interests in companies that control 66.99% of Hutchison Essar.

The Board considers the terms of the Share Purchase Agreements to be fair and reasonable and in the interests of the Company and the Shareholders as a whole.

GENERAL

The Group is a global provider of telecommunications services.

The Acquisitions on an aggregate basis constitute a discloseable transaction for the Company, which is subject to the reporting, announcement and circular requirements of the Listing Rules. A circular providing further details of the Acquisitions will be despatched to the Shareholders in accordance with the relevant requirements of the Listing Rules.

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mrs. CHOW WOO Mo Fong, Susan
Mr. Frank John SIXT	(Alternate to Mr. Fok Kin-ning, Canning)
Mr. Naguib SAWIRIS	Mr. CHAN Ting Yu
Mr. Aldo MAREUSE	(Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff
(Alternate to Mr. Tim Pennington)
Ms. NARDI, Kar Wai Agnes
(Alternate to Mr. Frank John Sixt)
Mr. Martin MICHLMAYR
(Alternate to Mr. Naguib Sawiris)
Mr. Ragy SOLIMAN
(Alternate to Mr. Aldo Mareuse)

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Acquisitions”	the proposed acquisitions by the Purchaser from the Vendors for the entire issued share capital of ITNL pursuant to the Share Purchase Agreements respectively, and an “Acquisition” shall be construed accordingly

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares

“Board”	the board of Directors

“Completion”	has the meaning ascribed to that term in the relevant Share Purchase Agreement

“connected persons”	has the meaning ascribed to that expression in the Listing Rules

“Directors”	directors of HTIL

“Group”	HTIL and its subsidiaries

“Hinduja TMT”	Hinduja TMT Ltd., a company incorporated in India, currently holding 47.89% of the issued share capital of ITNL

“Hong Kong”	the Hong Kong Special Administrative Region of the Peoples’ Republic of China

“HTIL” or “Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange and ADSs are listed on the New York Stock Exchange

“HT India” or “Purchaser”	Hutchison Telecommunications (India) Limited, a company incorporated in Mauritius, an indirect wholly owned subsidiary of HTIL

“HTMT and INE Share Purchase Agreements”	the Share Purchase Agreements in respect of the acquisition of the HTMT and INE Stake respectively

“HTMT and INE Stake”	consisting of 47.89% and 6.32% equity interests in ITNL to be acquired by the Purchaser or its nominee from Hinduja TMT and InNetwork Entertainment respectively under the HTMT and INE Share Purchase Agreements

“Hutchison Essar”	Hutchison Essar Limited, a company incorporated in India, and a non wholly owned subsidiary of the Company that is an Indian mobile telecommunications operator of the Group and the holding company of the six other Indian mobile telecommunications operators of the Group

“InNetwork Entertainment”	InNetwork Entertainment Ltd., a company incorporated in India, currently holding 6.32% equity interest in ITNL

“ITNL”	IndusInd Telecom Network Limited, a company incorporated in India, holding 5.11% of the issued share capital of Hutchison Essar

“Kumbat”	Kumbat Limited, a company incorporated in Mauritius, currently holding 8.46% of the issued share capital of ITNL

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Pacific Horizon”	Pacific Horizon Ltd., a company incorporated in Mauritius, currently holding 37.33% of the issued share capital of ITNL

“Pacific Horizon and Kumbat Share Purchase Agreements”	the Share Purchase Agreements in respect of the acquisition of the Pacific Horizon and Kumbat Stake respectively

“Pacific Horizon and Kumbat Stake”	consisting of 37.33% and 8.46% equity interests in ITNL to be acquired by the Purchaser from Pacific Horizon and Kumbat respectively under the relevant Share Purchase Agreements

“Share(s)”	ordinary share(s) in the capital of the Company with a nominal value of HK$0.25 each

“Shareholder(s)”	holder(s) of the Shares

“Share Purchase Agreements”	HTMT and INE Share Purchase Agreements and Pacific Horizon and Kumbat Share Purchase Agreements, each dated 30 June 2006 for the sale and purchase of the entire issued share capital of ITNL currently respectively owned by the Vendors to HT India; and a “Share Purchase Agreement” shall be construed accordingly

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that expression in Listing Rule 1.01

“Vendors”	each of Hinduja TMT, InNetwork Entertainment, Kumbat and Pacific Horizon

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“INR”	Indian Rupees, the lawful currency of India

“US$”	United States dollars, the lawful currency of the United States of America

For the purpose of this announcement and for reference only, exchange rates of US$1.00 to INR46.3 and HK$7.767 to US$1.00 are adopted.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 30 June 2006

Exhibit 1.2

Hutchison Telecom to acquire additional 5% of Hutchison Essar for US$450 million

30 June 2006, Hong Kong - Hutchison Telecommunications International Limited (SEHK: 2332; NYSE: HTX; “Hutchison Telecom”) today announced that its wholly owned subsidiary has entered into agreements for the acquisition of a further 5.11% stake in Hutchison Essar from affiliates of the Hinduja Group for US$450 million.

Under these agreements, Hutchison Telecom Group will acquire the entire issued capital of IndusInd Telecom Network Limited (“ITNL”), a holding company for a 5.11% stake in Hutchison Essar Limited, a leading mobile telecommunications company in India.

Upon completion of the acquisitions, Hutchison Telecom will have interests in companies that control approximately 67% of Hutchison Essar.

Mr Dennis Lui, Chief Executive Officer of Hutchison Telecom said, “This transaction reaffirms our commitment and interest in Hutchison Essar and better positions us for further development.”

- END -

For further information, please contact:

Mickey Shiu

Corporate Communications

Hutchison Telecom

Tel: +852 2128 3107

Fax: +852 2187 2087

Email: mickeyshiu@htil.com.hk

Website: www.htil.com

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.